Tuesday, 9 August 2016

National Grid plc (National Grid)

National Grid plc scrip dividend

National Grid confirms that an application has been made to the Financial Conduct Authority for 15,447,044 ordinary shares to be admitted to the Official List, and to the London Stock Exchange for the shares to be admitted to trading, in relation to the operation of the Scrip Dividend scheme for the 2015/16 final dividend, payable on 10 August 2016.  Dealings are expected to commence on 10 August 2016 and the shares will rank pari passu with the existing issued ordinary shares of the Company.

In accordance with the terms of the scrip dividend, 14,540,194 ordinary shares are to be issued at a price of 976.08 pence per share.  In accordance with the terms of the scrip dividend for US holders of American Depositary Receipts (‘ADRs’), 181,370 ADRs (each representing 5 ordinary shares) are to be issued at a price of US$70.7658, representing 906,850 ordinary shares (including fractional entitlements).

Contact: Alice Morgan, Assistant Company Secretary (020 7004 3228)